Exhibit 3

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Offers Positive Scenarios If Stockholders Block Sprint-Clearwire Merger

Urges Clearwire Stockholders to Vote Against Sprint-Clearwire Combination

HOUSTON, May 17, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), sent a letter to Clearwire stockholders today explaining the many ways that Clearwire could improve its financial position if they reject the proposed merger with Sprint Nextel Corporation. Specifically, the letter explains that “there are several scenarios that can be imagined in which direct bidding for Clearwire could occur.”

The letter states that there is a “bidding war underway between SoftBank and DISH for control of Clearwire’s valuable wireless spectrum.” But “this bidding war is not taking place through direct bids for Clearwire, which would benefit all of Clearwire’s stockholders. Instead, it is currently taking place through competing offers for Sprint.”

However, Crest “envision[s] scenarios where this quickly changes and Clearwire becomes the direct target of the suitors looking to acquire control of Clearwire’s valuable spectrum,” if the Clearwire stockholders reject the proposed merger with Sprint. At that time, “the Clearwire Board will be free to terminate the Sprint-Clearwire merger agreement, consider direct bids from DISH, SoftBank, or others for 100% of Clearwire, and recommend in favor of such a direct bid.”

Crest further explains: “Such alternatives promise to turn what has been an unfair unilateral deal process with Sprint into a competitive process for Clearwire. For that to happen, however, we the stockholders need to reject the Sprint merger. And the Clearwire Board needs to rebuff subsequent incremental bids by Sprint, which will only be obstacles to thwart alternative offers. We believe that competitive process to be the only way through which we Clearwire stockholders would realize its true value.”

The letter then identifies potential scenarios in which Clearwire becomes the direct target of a bidding war:

“Scenario #1—Sprint Board Rejects DISH Offer/Accepts SoftBank Offer: If the Sprint board of directors rejects DISH’s recent offer and continues forward with SoftBank, how would DISH respond? It is public knowledge that DISH now has significant capital available to pursue alternatives for spectrum. We believe that it is not beyond reason, particularly given DISH’s prior actions, that DISH could use this capital to make another, perhaps firmer, direct bid for 100% of Clearwire.

Scenario #2—Sprint Board Rejects SoftBank Offer/Accepts DISH Offer: If the Sprint board of directors decides that DISH’s recent offer is superior to the SoftBank offer and elects to terminate Sprint’s merger agreement with SoftBank, what does SoftBank do? It is not farfetched to imagine a scenario where SoftBank, instead of increasing its offer for Sprint, takes the termination fee that Sprint would be required to pay and submits a direct bid for 100% of Clearwire.”

Crest states: “How this could play out is anybody’s guess, but one thing is for sure: it will not play out before the contest for Sprint is settled. Before then, we the Clearwire shareholders need to hold firm and reject Sprint’s attempt to lockdown Clearwire for cheap. Surely there are countless other scenarios regarding Sprint’s fate or an acquisition of Clearwire that could present themselves and that would benefit Clearwire’s minority shareholders. However, what we do know is this: Unless we all vote AGAINST the Sprint-Clearwire Merger, we Clearwire stockholders will not have the opportunity to see whether DISH, SoftBank, or another suitor, would make an offer for Clearwire that ultimately could benefit all Clearwire stockholders.”

The letter adds: “If any of these scenarios were to play out, the Clearwire Board would be under heightened scrutiny to obtain an offer that is in the best interests of all Clearwire shareholders, not just Sprint. As we all know, the Clearwire Board owes fiduciary duties to all of the Clearwire stockholders, not just Sprint, and those fiduciary duties are heightened in situations where the Company is for sale. We believe that, if Clearwire stockholders do reject the Sprint-Clearwire Merger, the spotlight on the Clearwire Board and its activities will be even brighter.”

The letter also states Crest’s belief “that the value of Clearwire’s spectrum increases every day with the advent and development of the TDD-LTE technology that can utilize the same spectrum that Clearwire holds.” For this reason, Crest believes that Clearwire “could receive bids that reflect the true value of the Company, which, in [Crest’s] view, far exceeds the $2.97 per share that Sprint has offered.” Crest also explains that, “if the Clearwire Board believes that Sprint’s $2.97 per share offer is a fair price, … it must conclude that any price higher than that is even better for Clearwire’s stockholders.” And “the Clearwire Board would have to make this recommendation to support a higher price for Clearwire shares even if Sprint is the majority stockholder and even if Sprint has indicated that it is not an interested seller.”

The letter states that Crest “understand[s] that Sprint cannot be forced to sell its stake in Clearwire” but that Crest “can envision a scenario where Sprint could be a seller.” Specifically, “[t]his could occur if bids for Clearwire were high enough to convince the Sprint board of directors that, in exercising their fiduciary duties, a sale of Sprint’s Clearwire stock is in the best interests of Sprint and its stockholders.” Specifically,

Sprint’s board of directors “could determine that Sprint could carry on its current business without controlling Clearwire” based on Sprint’s already “significant influx of cash (over $3 billion) from SoftBank,” the “significant amount of additional cash through the sale of its Clearwire shares,” and the fact that “Sprint would still have access to Clearwire’s spectrum through its existing 4G MVNO Agreement with Clearwire.” Meanwhile, “[i]f Sprint were to reject another offer for Clearwire it would do so only if it were certain of one thing—that the Clearwire spectrum is much more valuable than its $2.97 per share price reflects.”

The letter raises two other issues for the stockholders’ consideration.

First, “Crest and other Clearwire stockholders have filed suit in the Delaware Court of Chancery alleging breaches of fiduciary duty by Sprint and the Clearwire Board and challenging the fairness of the Sprint-Clearwire Merger.” The letter states that “Crest continues to weigh its options on how it would proceed from a litigation standpoint if the Sprint-Clearwire Merger were approved” and notes that “the presiding judge in the pending litigation has said that ‘I think there are colorable claims here.’”

Second, the letter explains that “even if the Clearwire stockholders approve the Sprint-Clearwire Merger, … [a]pproval by the Federal Communications Commission (the ‘FCC’) of Sprint’s and its acquirer’s taking control of Clearwire’s spectrum also must be obtained.” Though the “FCC is currently considering Sprint’s and SoftBank’s joint application to take control of Clearwire’s spectrum,” the agency’s “approval of this application is not certain.” Crest’s letter notes that, “just yesterday, DISH sent a letter to the FCC asking it either to hold this proceeding in abeyance or to initiate a further evaluation by designating the SoftBank/Sprint application for a hearing” because “DISH has reportedly been the target of possible extortionate behavior on the part of SoftBank.”

Based on all this, Crest concludes that a stockholder “vote AGAINST the Sprint-Clearwire Merger will allow the Clearwire Board to have another opportunity to unleash the value of Clearwire through a sales process that seeks direct bidders—that is, bidders other than its controlling stockholder Sprint—to make an offer for 100% of the Company.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the merger. If stockholder have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The full letter can be found at http://www.dfking.com/clwr or http://www.bancroftpllc.com/crest.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement was mailed to the stockholders of Clearwire on or about May 6, 2013. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, WHICH IS AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement is also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.